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                              August 18, 2022

       Yan Gao
       Vice President of Finance
       Qudian Inc.
       Tower A, AVIC Zijin Plaza
       Siming District, Xiamen
       Fujian Province 361000, People's Republic of China

                                                        Re: Qudian Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38230

       Dear Mr. Gao:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects
       Critical Accounting Policies, page 148

   1. We note your disclosure of critical accounting estimates on page 162 refers to your critical accounting policies
disclosures beginning on page 148, which discusses policies relating to the allowance for
loan principal and financing service fee receivables on page 151 and regarding allowance for
finance lease receivables on page 152. Please revise your
                                                        disclosures in future
filings to address the items below for each of your critical accounting estimates. Refer to
Item 5.E of Form 20-F and ASC 326-20-50-11.
                                                            Identify and
explain why each critical accounting estimate is subject to uncertainty;
                                                            Identify key
quantitative inputs in your baseline allowance estimates and how much each estimate has
changed over the relevant period;
                                                            Quantify the
qualitative component(s) of your estimates and explain or show how it
 Yan Gao
FirstName
Qudian Inc.LastNameYan Gao
Comapany
August 18, NameQudian
           2022        Inc.
August
Page 2 18, 2022 Page 2
FirstName LastName
              interacts with the quantitative component during the periods presented;
                Provide a sensitivity analysis quantifying a hypothetical impact or range of impact to allowances due to changes in the key inputs; and
                Detail the length of time in your reasonable and supportable forecasts and the reversion method you apply after the reasonable and supportable forecast period, if applicable.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Short-term investments, page F-29

2. We note your disclosure that short-term investments consist of wealth management products issued by banks or trust companies and negotiable certificate(s) of deposit.
         Please address the items below.
             Provide us with a more granular view of the composition of your short-term investments for 2020 and 2021; for example, a description of the
types of    wealth
             management products    (e.g., equities, fixed income, alternative
investments, etc.) and
             quantified amounts for these and negotiable certificate(s) of deposit; and
             In future filings, enhance your disclosures here and in your fair value footnote to provide additional granularity and detail regarding the composition of your short-
             term investments, showing the types and amounts of wealth management products as well as negotiable certificates of deposit.
Note 7. Investment in equity method investee, page F-51

3. We note your disclosure on page F-52 that S-X 4-08(g) disclosures for the periods from
         June 17 to December 31, 2020 and January 1 to December 28, 2021 are not presented as
         SECO's summarized financial information was unavailable when your financial statements were issued. We also note that SECO appears to have filed its 2020 Form 20-F on November 9, 2021 and its 2021 20-F on May 13, 2022. Please address the items below.
             Provide us with your 2020 and 2021 significance calculations for your investment in
              SECO;
             As it relates to the significance calculations above, tell us your conclusions and how you have complied with the requirements under Regulation S-X Rule 3-09 and Rule
              4-08(g);
             Explain your consideration of filing an amendment to your Form 20-F for 2020 and/or 2021 to include audited financial statements of SECO, to the extent required by Rule 3-09, for relevant periods and 4-08(g) information when it became available;
              and
             Tell us why the 2020 financial information required for Rule 4-08(g) was not available for inclusion in your 2021 Form 20-F filing, given that SECO filed its 2020
              Form 20-F in November 2021.
 Yan Gao
Qudian Inc.
August 18, 2022
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at (202) 551-5909 or Robert Klein at (202) 551-3847 with any questions.



FirstName LastNameYan Gao                                 Sincerely,
Comapany NameQudian Inc.
                                                          Division of
Corporation Finance
August 18, 2022 Page 3                                    Office of Finance
FirstName LastName